SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 18, 2007

Commission File Number 1-14846

_____ AngloGold Ashanti Limited _____
(Translation of registrant's name into English)

11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
_____ South Africa _____
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No <u>X</u>

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No <u>X</u>

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No <u>X</u>

Enclosure: Press release – **ANGLOGOLD ASHANTI ANNOUNCES APPOINTMENT TO THE BOARD**



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa) (Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485

Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

AGA07.07

Tuesday, 18 September 2007

ANGLOGOLD ASHANTI ANNOUNCES APPOINTMENT TO THE BOARD

Following the announcement of 31 July 2007, the Chairman of AngloGold Ashanti, Russell Edey, has today announced that Mark Cutifani was appointed to the board effective 17 September 2007 as Chief Executive Officer designate.

Mr Cutifani will succeed Bobby Godsell as Chief Executive Officer on his retirement with effect from 1 October 2007, when Mr Godsell also retires from the company's board.

Russell Edey said, "The board and management of AngloGold Ashanti welcomes Mark to its fold and looks forward to the initiatives and focus that he brings with him".

ENDS



DIRECTORATE CHANGES

The following changes have taken place to the board of AngloGold Ashanti Limited:

Name   Nature of Change
Mr M Cutifani   Appointment as CEO Designate
                                                        effective 17 September 2007

Taking account of the above the board of directors should read as follows:

Directors		Alternate Directors
Mr R P Edey	(Chairman) (British)	
Dr T J Motlatsi	(Deputy Chairman)	
Mr R M Godsell	(Chief Executive Officer)	
Mr M Cutifani	(CEO Designate) (Australian)	
Mr F B Arisman	(American)	
Mr R E Bannerman	(Ghanaian)	
Mrs E le R Bradley		
Mrs C Carroll	(American)	
Mr R Carvalho Silva	(Brazilian)	
Mr R Médori	(French)	Mr P.G. Whitcutt
Mr J H Mensah	(Ghanaian)	
Mr W A Nairn		
Mr N F Nicolau		
Prof. L W Nkuhlu		
Mr S M Pityana		
Mr S R Thompson	(British)	
Mr S Venkatakrishnan	(British)	

18 September 2007

JSE Sponsor – UBS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: September 18, 2007

By: /s/ L Eatwell_____
Name: L EATWELL
Title: Company Secretary